ANTHONY LUCAS

San Francisco, CA

Skills Summary

Anthony Lucas knew of his passion for pleasing people before he even realized his innate talent for baking cookies. While attending San Francisco State University to study accounting and engineering, Anthony started his baking career as most flukes in life begin: on a whim, after jovially being encouraged by a friend. Teaching himself to bake through a critical analysis of the process of making each batch and paying attention to how each individual cookie baked, he embarked on his quest for the perfect people pleaser cookie.

Education

Accounting and Engineering | San Francisco State University

Experience

Anthony's Cookies

Founder and CEO / 2015-present

The progression of Anthony's Cookies has been amazing and unprecedented. From a hand mixer to a small Kitchen Aid to a large industrial Hobart mixer, his baking capacities have continued to grow to remarkable levels. From a home oven to large industrial convection ovens, Anthony's Cookies now produces thousands of cookies every week. From selling out of his car to a celebrated store in the Mission district of San Francisco, Anthony has become an established and lauded baker and businessman. From small projects to supplying corporate offices, Anthony loves to share his product at every possible level. From a small base of clientele to a household name in the city of San Francisco to a company that attracts people nationally and internationally, Anthony's Cookies continues to provide perfect cookies to people worldwide and satisfy one of life's most simple pleasures.